September 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lauren Hamill

Laura Crotty

Re:	Hyperion DeFi, Inc.

Registration Statement on Form S-3

Filed July 18, 2025

File No. 333- 288776

Dear Ms. Hamill and Ms. Crotty,

On behalf of Hyperion DeFi, Inc. (“Hyperion DeFi” or the “Company”), we are submitting this letter in response to a letter, dated July 31, 2025, from the staff of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 filed with the Commission on July 18, 2025 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the staff. For the staff’s convenience, we have incorporated the text of the staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based on information provided to Covington & Burling LLP.

Registration Statement on Form S-3

Prospectus Summary, page 5

1.	We note your disclosure on page 6 that on June 20, 2025, you received approximately $50 million in gross proceeds in connection with the closing of a private placement, the proceeds of which you plan to use to build a reserve of a token called HYPE. We also note the disclosure in your Forms 8-K filed on June 24 and June 27, 2025. Please provide a materially complete description of HYPE and your treasury strategy. In this regard:

•	State how much capital you intend to use to purchase HYPE for the treasury. Disclose how much the private placement net proceeds will be. State whether you will use capital to purchase HYPE for your treasury from the warrants you issued pursuant to the securities purchase agreement, to the extent the warrants are exercised. Disclose whether you have any other plans to raise capital for the treasury.

•	Disclose the terms of your “co-branded Hyperliquid validator with Kinetiq” arrangement.

•	Disclose the amount of HYPE locked up and the related unlocking schedule.

•	Further discuss the HYPE ecosystem and describe the lifecycle of a HYPE transaction.

•	Explain the basis for your statement that HYPE is “one of the…highest revenue generating blockchains in the world.”

•	Explain the custody arrangements for the HYPE you hold or will hold. In that regard we note the statement in your press release dated June 17, 2025 regarding “securing the assets through a partnership with Anchorage Digital.”

•	Provide a separate risk factor addressing material risks related to the securities purchase agreement, the proceeds of which will be used to fund your HYPE treasury.

Response to Comment No. 1:

The Company respectfully acknowledges the staff’s comment and advises the staff that it has revised the disclosure in the Amended Registration Statement in response to the staff’s comment.

Specifically:

•

On page 6 of the Amended Registration Statement, the Company has noted that the net proceeds from the private placement (the “June 2025 PIPE”) were approximately $45.0 million, all of which were used to make initial HYPE purchases, and that the Company intends to use a portion of the proceeds from the exercise of the Warrants (as defined below), if any, to purchase additional HYPE for its treasury. The Company has also updated the disclosure to indicate that following the completion of the June 2025 PIPE, the Company has purchased an additional $10.5 million of HYPE for a total of $55.5 million used for HYPE purchases to date; and that going forward, it intends to raise additional proceeds through equity financings to purchase additional HYPE for its treasury, although it cannot currently estimate how much it will raise or when such purchases will occur. The Company has also noted that its other plans to raise capital for the treasury include the use of its at-the-market offering sales agreement with Chardan Capital Markets LLC (“Chardan ”) and other future equity offerings.

•	On page 6 of the Amended Registration Statement, the Company has updated the disclosure to describe its co-branded Hyperliquid validator, Kinetiq x Hyperion, with Kinetiq Labs, Inc., a Delaware corporation with its principal place of business located in Brandon, Florida, and further support of its validator operations by Pier Two Pty. LTD, a proprietary company limited by shares, with its principal place of business located in South Brisbane, Australia, and an institutional staking services provider.

•	On page 5 of the Amended Registration Statement, the Company has updated the disclosure to note that as of June 30, 2025, no HYPE was staked to the Company’s validator. The Company initialized the staking process on July 1, 2025, and as of September 19, 2025, it had 834,050.16 HYPE staked to the Kinetiq x Hyperion validator. The unstaking of staked HYPE can be accomplished at any time. However, the transfer of HYPE back from the “staking balance” to the “spot balance” requires a 7-day unlocking period. The Company has also updated the disclosure to discuss the total amount of the supply of HYPE that was circulating as of September 19, 2025.

•	On page 5 of the Amended Registration Statement, the Company has updated the disclosure to further discuss the HYPE ecosystem as well as the lifecycle of a HYPE transaction.

•	On page 5 of the Amended Registration Statement, the Company has updated the disclosure to note that it references various blockchain data tracking sources, including Artemis Analytics and DefiLlama, as the basis for its belief that Hyperliquid is one of the highest revenue-generating blockchains in the world. The metrics referenced are fee generation and total value locked (the total notional value of the assets that are deposited or “locked” in the various smart contract protocols of a blockchain network) in DeFi.

•	On page 6 of the Amended Registration Statement, the Company has updated the disclosure to discuss its arrangement with Anchorage Digital Bank National Association, which provides the infrastructure used by the Company.

•	On page 11 of the Amended Registration Statement, the Company has added a risk factor titled, “If we are unable to raise sufficient additional capital on acceptable terms, we may be unable to expand or maintain our HYPE reserve, which could adversely affect our liquidity, financial condition and growth prospects.” In addition, the Company respectfully directs the staff to the risk factor, titled, “HYPE is a highly volatile asset, and fluctuations in the price of HYPE may influence our financial results and the market price of our listed securities,” on page 10 of the Amended Registration Statement, regarding certain risks of investing in HYPE. The Company also believes that the risk factors included in the Company’s Current Report on Form 8-K filed on June 27, 2025, which are incorporated by reference into the Registration Statement, adequately address the risks of investing in HYPE and the Company’s use of capital to fund our HYPE treasury strategy.

General

2.	Given the nature of your resale offering, including the size of the transaction relative to the number of outstanding shares held by non-affiliates, the nature of your relationship with Hyperion DeFi Holdings, LLC, and the amount of time Hyperion DeFi Holdings, LLC has held its securities, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09.

Response to Comment No. 2:

The Company acknowledges the staff’s comment and respectfully submits that the transaction is a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Background

The Company entered into a securities purchase agreement on June 17, 2025 (the “Purchase Agreement”) for the June 2025 PIPE with institutional accredited investors identified therein (the “Purchasers”), including HLIP Holdings, LLC (“HLIP”), formerly Hyperion DeFi Holdings, LLC. Pursuant to the Purchase Agreement, the Purchasers purchased an aggregate of 5,128,205 shares of the Company’s Series A Non-Voting Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) and warrants (the “Purchaser Warrants”) to purchase 200% of the number of shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) issuable upon full conversion of the Preferred Shares, for an aggregate purchase price of approximately $50 million. The Company also issued warrants to purchase 1,846,153 shares of Common Stock at an exercise price of $3.25 per share (the “Placement Agent Warrants”) and 307,962 shares of Series A Preferred Stock (together with the shares of Series A Preferred Stock issued to the Purchasers, the “Preferred Shares”) to Chardan (the “Placement Agent”) as compensation for its services as placement agent in connection with the June 2025 PIPE pursuant to the Engagement Letter, dated June 17, 2025, by and between the Company and Chardan (the “Engagement Letter”).

Pursuant to the Certificate of Designation of Preferences, Rights and Limitations filed with the Secretary of State of the State of Delaware on June 20, 2025 (the “Certificate of Designation”), holders of Series A Preferred Stock are entitled to receive dividends on their shares equal to an annual rate of 6%, payable quarterly in arrears in cash or, at the Company’s option, shares of Common Stock (the “In-Kind Dividends”).

Also on June 17, 2025, the Company also entered into the Fourth Amendment (the “Fourth Amendment”) to the Supplement to that certain Loan and Security Agreement, dated November 22, 2022 (the “Loan and Security Agreement”) with Avenue Capital Management II, L.P., as administrative agent and collateral agent, Avenue Venture Opportunities Fund, L.P., as a lender (“Avenue 1”) and Avenue Venture Opportunities Fund II, L.P., as a lender (“Avenue 2” and, together with Avenue 1, the “Lenders” and the Lenders, together with the Purchasers and the Placement Agent, the “Selling Shareholders”). In connection with the Fourth Amendment, the Company issued to the Lenders warrants (the “Lender Warrants” and together with the Purchaser Warrants and Placement Agent Warrants, the “Warrants”) to purchase an aggregate of 350,000 shares of Common Stock at an exercise price of $4.00 per share.

On July 18, 2025 the Company filed the Registration Statement for up to 50,770,667 shares of Common Stock (the “Shares”), which includes:

i.	Up to 15,384,615 shares of Common Stock issuable upon conversion of the Preferred Shares issued to the Purchasers pursuant to the Purchase Agreement;

ii.	up to 30,769,230 shares of Common Stock issuable upon the exercise of the Purchaser Warrants;

iii.	up to 923,076 shares of Common Stock issuable upon the conversion of the Preferred Shares issued to the Placement Agent pursuant to the Engagement Letter;

iv.	up to 1,846,153 shares of Common Stock issuable upon the exercise of the Placement Agent Warrants;

v.	up to 1,497,593 shares of Common Stock issuable as In-Kind Dividends; and

vi.	up to 350,000 shares of Common Stock issuable upon the exercise of the Lender Warrants.

Analysis

In an effort to assist registrants in determining whether an offering by selling shareholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the staff issued Interpretation 612.09 in its Securities Act Rules Compliance and Disclosure Interpretations (“C&DI 612.09”). C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds” and that consideration be given to the following factors:

•	how long the selling shareholders have held the shares;

•	the circumstances under which the selling shareholders have received the shares;

•	the relationship of the selling shareholders to the issuer;

•	the number of shares being sold;

•	whether the selling shareholders are in the business of underwriting securities; and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Each of the relevant factors listed in C&DI 612.09 is discussed below. Based on an analysis of the specific factors listed in C&DI 612.09 and all the circumstances applicable to the Company, the Company respectfully submits that the transactions described herein are appropriately characterized as transactions that are eligible to be made under Rule 415(a)(1)(i).

A. How Long the Shares Have been Held

The Preferred Shares and Warrants were, and the Shares, if and when issued, will be, issued in transactions in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506 promulgated thereunder, or under any applicable state securities laws. Under the Purchase Agreement and the Lender Warrants, the Purchasers and Lenders, respectively, represented to the Company that they were accredited investors within the meaning of Regulation D promulgated under the Securities Act and that they were acquiring the securities for investment only and not with a view toward, or for resale in connection with, the public sale or distribution thereof. The Placement Agent is an accredited investor within the meaning of Regulation D promulgated under the Securities Act. The Preferred Shares and Warrants, and the Shares issuable pursuant to the terms of the Preferred Shares and the Warrants, were offered without any general solicitation by the Company or its representatives.

Generally, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the Company. However, the Company notes that there is no mandatory holding period for a private investment in public equities (a “PIPE”) transaction, such as the June 2025 PIPE, or for the other private transactions discussed herein, to be characterized as a private placement. As noted by the staff in Interpretation 139.11 in the Securities Act Sections Compliance and Disclosure Interpretations (“C&DI 139.11”), a valid secondary offering could in theory occur immediately following the closing of a private placement. C&DI 139.11 provides as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities […] to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. […] There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

As the interpretation states, a company may even register a secondary offering before shares are issued in a PIPE transaction. The Company is not aware of any staff guidance on Rule 415 addressing the appropriate length of time shares must be held in order to determine whether a purported secondary offering is really a primary offering. In addition, the Company is not aware that the staff has taken the position that the period of time elapsing between a closing and the effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI 139.11, which allows inclusion of the securities sold after a registration statement is filed.

Furthermore, because the consideration has already been paid and the Preferred Shares and the Warrants have already been delivered to the Selling Shareholders, each such party bears the investment risk of holding the securities issued to it in connection with the private transactions discussed herein. The Purchasers, Placement Agent and Lenders participated in these transactions with the knowledge that they might not be able to exit their positions at a profit, and they provided evidence that they purchased their securities with the intent to invest, rather than to effect a distribution as an underwriter would have.

Although the Selling Shareholders have only been subject to the full investment risk associated with ownership of the Company’s equity securities for less than two months, the Company believes this timing conforms to the custom and practices in many PIPE transactions. In many PIPE and other private placement transactions, a registration statement is required to be filed shortly post-closing and declared effective shortly after filing. As noted above, the Company is not aware that the staff has taken a position that the period of time elapsing between a closing and the effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI 139.11 set forth above, which allows inclusion of the securities sold after a registration statement is filed. If inclusion for resale of the securities sold after a registration statement is filed is permitted in a secondary offering, then, a fortiori, inclusion of the securities sold before a registration statement is filed, regardless of the holding period, may be permitted. The Company believes that the discussion above supports the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

B. The Circumstances Under Which the Selling Shareholders Received Their Shares

The Shares being registered for resale were or will be issued to the Selling Shareholders upon the exercise of the Warrants, conversion of the Preferred Shares or distribution of the In-Kind Dividends, as applicable, which were issued and sold to the Selling Shareholders in arm’s-length private placement transactions pursuant to the Purchase Agreement, Engagement Letter or the Fourth Amendment, as applicable. The terms of the transactions were vigorously negotiated, including between legal counsels for the Company and the Purchasers, Placement Agent and Lenders, and the transactions complied in all respects with Section 4(a)(2) of the Securities Act. As set forth in the Registration Statement, other than receipt of the exercise price of the Warrants upon any exercise thereof, the Company will not receive any proceeds from the resale of the Shares by the Selling Shareholders. Although the question of who receives proceeds is not the only factor on which the analysis of the character of an offering should be based, the fact that the Company will not receive any financial benefits from the sales of the securities being registered further supports the conclusion that the proposed offering is not a primary offering on behalf of the Company. Furthermore, the Purchasers and the Lenders specifically represented to the Company in the applicable transaction documentation that they were acquiring the securities for their own account and not with a view toward, or for resale in connection with, the public sale or distribution thereof, and each Purchaser specifically represented that it had no agreement or understanding, directly or indirectly, with any individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any governmental entity or any department or agency thereof to distribute any of the securities in violation of applicable securities laws.

In addition, as far as the Company is aware, the Selling Shareholders have not engaged, and will not engage, in any directed selling efforts, marketing or other solicitation of purchasers or otherwise pre-arrange for the sale of the Shares being registered. The Selling Shareholders are expected to sell the Shares in ordinary trading in the public markets and, accordingly, are subject to the general risks of trading securities in public markets, including the risk that any of the Selling Shareholders sell shares below their cost basis.

Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the Selling Shareholders have or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the Selling Shareholders have taken any actions to condition or prime the market for the potential resale of the Common Stock.

The Company believes that the discussion above supports the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

C. Selling Shareholders’ Relationship with the Company

Other than Chardan acting as Placement Agent for the Company in connection with the June 2025 PIPE and Chardan's participation in ongoing financing efforts, such as the at-the-market offering facility referenced in the response to Comment 1, Avenue 1 and Avenue 2 acting as the Lenders to the Company in connection with the Loan and Security Agreement, and HLIP, as discussed in further detail below, the Selling Shareholders do not have any relationship with the Company other than as passive investors in the Company. Other than as discussed below with respect to HLIP, none of the Selling Shareholders or their respective affiliates have held any position or office, have had any material relationship with the Company within the past three years, or were provided with any control over the Company’s business pursuant to the Purchase Agreement, Engagement Letter or Fourth Amendment.

HLIP designated Mr. Hyunsu Jung to his positions as director and Chief Investment Officer of the Company and the Company then appointed him to these positions pursuant to the terms of the Purchase Agreement. The Purchase Agreement provides that to the extent that at any time during the 36 months following the closing date (assuming HLIP continues to hold at least 50% of the shares of Common Stock underlying the Preferred Shares and the Purchaser Warrants originally issued pursuant to the Purchase Agreement), Mr. Jung no longer serves as a director or the Company’s Chief Investment Officer, HLIP shall have the right to nominate a replacement to fill either or both of those roles and the Company shall use its commercially reasonable efforts to have the replacement(s) appointed as soon as reasonably practicable. In addition, the Purchase Agreement provides that HLIP shall have the ability to nominate a director to serve as the Chair of the Board of Directors of the Company. The Purchase Agreement was negotiated at arm’s length, and prior to the June 2025 PIPE, the Company had no relationship with HLIP. Additionally, HLIP is subject to a 4.99% beneficial ownership limitation pursuant to the Certificate of Designation and the Purchaser Warrants (which limitation may be increased as described below under “–D. Amount of Shares Being Registered”, although the Company has received no indication that HLIP anticipates electing such an increase), and a majority of the Company’s directors remain independent. Moreover, the staff has previously noted in Interpretation 212.15 in the Securities Act Rules Compliance and Disclosure Interpretations that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” For the reasons set forth above, the Company submits that HLIP’s relationship to the Company as an investor that assumes market risk with respect to the Shares it acquires in connection with the June 2025 PIPE is appropriate for resale under Rule 415(a)(1)(i).

Moreover, the registration rights granted to the Purchasers under the Registration Rights Agreement entered into by the Company and the Purchasers on June 17, 2025 (the “Registration Rights Agreement”), and the registration rights granted to the Placement Agent and the Lenders, are customary and are not indicative of any desire of the Selling Shareholders to sell or distribute the Common Stock on behalf of the Company, or at all. The Selling Shareholders negotiated for such customary registration rights for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. Absent the contractual obligations contained in the Purchase Agreement, Registration Rights Agreement, Placement Agent Warrant or Lender Warrant, as applicable, the Company would not be filing the Registration Statement.

This factor weighs favorably in the Company’s determination that the offering for resale of the Shares by the Selling Shareholders under the Registration Statement is a secondary offering and not a primary offering.

D. Amount of Shares Being Registered

As of September 19, 2025, the Company had 6,959,159 shares of Common Stock outstanding. A total of 50,770,667 shares of Common Stock are issuable upon exercise of the Warrants, conversion of the Preferred Shares and distribution of the In-Kind Dividends are being registered for resale by the Selling Shareholders pursuant to the Registration Statement, of which 59,796 shares were outstanding as of August 15, 2025. While the number of shares being registered is a factor considered by the staff in determining whether an offering should be deemed to be a primary or secondary offering, the Company submits that undue weight should not be placed on this single factor. The staff’s own interpretations support this position. Pursuant to C&DI 612.09, the number of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. In addition, Interpretation 612.12 in the Securities Act Rules Compliance and Disclosure Interpretations describes a scenario in which a controlling holder of more than 70% of the outstanding shares of a registrant is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Interpretation 216.14 in the Securities Act Forms Compliance and Disclosure Interpretations, regarding the use of Form S-3 to effect a secondary offering, provides: “Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer” (emphasis added). The Company believes that these interpretive provisions make clear that a single holder of in excess of 50% of the public float of an issuer’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling shareholder is acting as a conduit of the issuer. The Company notes that in this offering, each of the Selling Shareholders is well below that threshold, and pursuant to applicable beneficial ownership limitations, no Selling Shareholder can beneficially own more than 9.99% of the Company’s Common Stock without an adjustment to such limitations.

In addition, the number of Shares being registered is the maximum number of Shares issued or issuable by the Company to the Selling Shareholders pursuant to the Warrants and the Preferred Shares held by the Selling Shareholders. It is possible that the Selling Shareholders might not exercise the Warrants in full or convert any of their Preferred Shares. Furthermore, the Warrants and the Certificate of Designation contain beneficial ownership blocker provisions that set beneficial ownership thresholds for each of the Selling Shareholders by not allowing these parties to convert their Preferred Shares or exercise their Warrants into shares of Common Stock if such exercise will result in such Selling Shareholder holding shares of Common Stock of the Company above a certain ownership percentage of the outstanding shares of Common Stock of the Company. The Series A Preferred Stock is subject to a 4.99% threshold, the Lender Warrants contain a 9.99% threshold, and the Purchaser Warrants and the Placement Agent Warrants contain a 4.99% threshold for beneficial ownership. In each case, the beneficial ownership limitation may be increased at the Selling Shareholder’s election upon 60 days’ notice to the Company (effective on the 61st day after such notice is delivered to Company) subject to the terms of the Certificate of Designation or Warrants, as applicable, provided that such percentage may in no event exceed 19.99%. The Company has received no indication that any Selling Shareholder anticipates electing such an increase in its beneficial ownership limitation. Consequently, the Selling Shareholders may not convert their Preferred Shares or exercise their existing Warrants and hold more than the applicable ownership thresholds (currently 4.99% or 9.99%), and in no event may any conversion or exercise result in a Selling Shareholder holding more than 19.99% of the outstanding shares of Common Stock of the Company.

We also submit that emphasis solely on the number of shares being registered in relation to the shares outstanding or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The staff has acknowledged this by accepting as valid many secondary offerings where a significant number of shares are being registered but the facts do not otherwise demonstrate that the selling shareholders are acting as a conduit for the issuer to effect a primary offering.

E. Whether the Selling Shareholders are Involved in the Underwriting Business

The Company advised us that it understands that, although Chardan is a broker-dealer, it did not act as an underwriter in connection with the applicable private transaction described herein. None of the other Selling Shareholders are in the business of underwriting securities or are registered broker-dealers.

F. Whether the Selling Shareholders Act as a Conduit of the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the Selling Shareholders are not acting on the Company’s behalf and are motivated by their own self-interests, and therefore are not acting as conduits of the Company.

For all of the reasons set forth above, the Company respectfully submits to the staff that the proposed resale of the Shares by the Selling Shareholders, as contemplated by the Registration Statement, should appropriately be classified as a valid secondary offering and not a primary offering, and, accordingly, the Company can rely on Rule 415(A)(1)(i) of the Securities Act for the offering of the Shares.

We thank the staff for their review and comments on the Registration Statement. We acknowledge that it is the responsibility of the Company and its management to provide adequate and accurate disclosures in its filings.

We are committed to cooperating with the staff and providing any additional information or clarification as needed. We respectfully request that the staff inform us of any further comments or questions, or if the staff is satisfied with our responses and has no further comments.

If you have any questions or need any additional information, please contact me at 617-785-4653 or MGates@cov.com.

Sincerely,

/s/ Megan Gates

Megan Gates
Covington & Burling LLP

cc:	Hyunsu Jung, Hyperion DeFi, Inc.